 Exhibit 99.1

rYojbaba Announces the Launch of AI-Powered Worker Risk Intelligence Platform

FUKUOKA, Japan, Dec. 2, 2025 -- rYojbaba Co., Ltd. (Nasdaq: RYOJ) (“rYojbaba” or the “Company”), a Japanese labor consulting and health services company, announced the launch of an AI-powered Worker Risk Intelligence Platform designed to leverage and unify data across the Company’s Osteopathic Clinic, Free Labor Union, and Legal Services business.

The Worker Risk Intelligence Platform is powered by first-party data generated across the operations of rYojbaba’s Osteopathic Clinics, Free Labor Union, and Legal Services. Over the past three months, rYojbaba has formed strategic partnerships with organizations such as Guardian Girls International (GGI) and expanded its three core business services into international markets such as Cambodia, Indonesia, Philippines, Thailand, and Vietnam. As a result, the Company experienced a surge in international worker enrollments driven by the GGI partnership, a sharp increase in international collaboration with overseas organizations and embassies, and a large inflow of multilingual and multicultural labor data.

Each business contributes a distinctive set of data that fuels the platform:

1.	Osteopathic Clinics: Patient data around early physical warning signs related to pain, posture, strain, and chronic conditions
2.	Free Labor Union: Worker dissatisfaction, stress factors, and turnover predictor data, further enhanced by real-time global insights from GGI and embassy networks
3.	Legal Services: Workers’ compensation, subsidies, regulatory friction, dispute indicator data sets, amplified by the expansion of multinational clients

Building on this enriched, globally sourced data ecosystem, rYojbaba’s Worker Risk Intelligence Platform transforms the raw data and delivers strategic intelligence and predictive analytics tailored to three distinct types of firms:

1.	Corporations: Visualizing turnover risks, workplace safety degradation, and emerging labor-related threats before issues materialize
2.	Insurance Providers: Enhances risk underwriting for workers’ compensation and health-insurance products
3.	Municipalities: Supports policy designed using region-level labor and health indicators

Having built up a robust network of Japanese corporations, insurance providers, and municipalities that benefit from rYojbaba’s services, the Company aims to target this network as the initial customer base to upsell the new platform. Additionally, recent international expansion and partnerships with global organizations, embassies, and municipalities further supports the Company’s strategy of targeting and onboarding trusted institutional partners to support scalable, efficient growth. The Company is actively in discussions with several organizations in Japan and internationally that have indicated strong interest in adopting the new platform. The pipeline includes institutions connected through the partnership with GGI, multiple embassies, and labor-related entities in Southeast Asia.

Company CEO Ryoji Baba commented: “In certain global markets, worker instability is rising due to ongoing geopolitical tensions, currency volatility, and declining psychological safety in workplaces. These conditions have created a global demand for a solution capable of visualizing risks across the workplace for corporations, insurance providers, and municipalities. rYojbaba’s corporate mission continues to revolve around creating a healthier workplace for employees while improving overall productivity for employers. We believe the Worker Risk Intelligence Platform aligns with our corporate mission by providing corporations, insurance providers, and municipalities actionable insight into workers’ overall physical and mental well-being. I am proud to say that rYojbaba has evolved from being solely a Japan-centric health and legal services provider to now an emerging global labor-intelligence company. The steps we have taken over the past three months have been intentional, and the development and launch of this new service could not have been achieved without our partnerships and international expansion.”

About rYojbaba Co., Ltd.

rYojbaba operates a labor consulting and health services business. The labor consulting business provides strategic consulting services for both Japanese companies and labor unions, with the underlying goal to bridge the gap between Japan’s labor culture issues and the lack of solutions for work-related dissatisfactions. rYojbaba also operates 28 osteopathic clinics and 2 beauty salons across Japan within its health services business, primarily offering judo theory, a form of osteopathic medicine practiced in Japan. To learn more, visit https://www.ryojbaba.com/.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements reflect the current views, expectations, and assumptions of the Company regarding future events, including but not limited to the development and commercialization of the Worker Risk Intelligence Platform, anticipated customer adoption within Japan and internationally, the Company’s ongoing expansion into Southeast Asian markets, and the expected benefits of partnerships with organizations such as Guardian Girls International (GGI).

Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, as they are subject to a number of known and unknown risks and uncertainties. Such risks and uncertainties include, among others, such risks and uncertainties relating to the Company’s ability to successfully develop, launch, and scale the Worker Risk Intelligence Platform; integrate and utilize data from its osteopathic, labor-union, and legal service operations and international partners; convert interest from corporations, insurance providers, and municipalities into actual customers; manage challenges arising from expansion into Southeast Asia; and maintain stable partnerships with global organizations and embassy networks. The Company encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

RYOJ@gateway-grp.com